

May 10, 2012

Via E-mail
Michael Norona
Executive Vice President and Chief Financial Officer
Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, VA 24019

> **Re:** **Advance Auto Parts, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-16797**

Dear Mr. Norona:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 31

1. We note your disclosure throughout Management's Discussion and Analysis of Financial Condition and Results of Operations that higher shrink expense was one of the factors contributing to a decrease in gross profit compared to the prior year. Please supplement your discussion here to discuss how accurate your estimates have been in the past and whether your estimates have changed significantly in the past based on physical inventory counts or other factors. Further, please tell us the reason(s) for the increase in shrink during fiscal 2011. You disclose the reasons you could be required to revise your estimates of required reserves in the future, however it is not clear if there was one or several factors contributing to the increase in shrink expense in fiscal 2011.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements, page F-9

17. Contingencies, page F-31

2. We refer you to the lawsuits regarding exposure to asbestos-containing products. Based on your disclosure a material adverse verdict appears reasonably possible. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50.

    If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally explain to us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Note 21. Segment and Related Information, page F-37

3. We note your disclosure on page 3 that stores within your AAP reportable segment are operated and divided into three geographic areas and that this segment also includes your e-commerce operations. Please tell us the operating segments you have identified for each reportable segment and expand your disclosure to state whether operating segments have been aggregated. See FASB ASC 280-10-50-21.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Michael Norona
Advance Auto Parts, Inc.
May 10, 2012
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief